UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2007            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated July 23, 2007

2.

News Release dated July 26, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: July 30, 2007	By: /s/ Bob Hemmerling Bob Hemmerling Corporate Secretary

Suite 700 – 1620 Dickson Ave. Kelowna, B.C. V1Y 9Y2 Phone: 800-647-3303 info@strathmoreminerals.com www.strathmoreminerals.com

TSX SYMBOL:  STM                                                                                         July 23, 2007

Strathmore/Yellowcake JV begins Exploration Drilling at Jeep,

Wyoming Uranium Project; NI 43-101 Technical Report Filed

Strathmore Minerals Corp (“the Company”) is pleased to announce that it’s wholly owned subsidiary Strathmore Resources (US) Ltd. and joint venture partner Yellowcake Mining Inc. have begun a 6,000 m exploration drill program at the Jeep Property, which is located in the Gas Hills Uranium District of Wyoming.  Historically, the Gas Hills Uranium District is the second largest uranium producing area in the United States with cumulative production in excess of 100 million pounds.

The Jeep property comprises 3,140 acres (1,270 ha) and includes two miles of contiguously staked lands lying south of the historical drilling area explored by Federal American Partners during the 1960s to early 1980s. Previous exploration drilling defined a roll-front deposit within the sandstones of the Wind River Formation at depths of 280 to 320 feet. This previous drilling defined an open-ended deposit extending to the southern limit of the historical property boundary.    Significant infrastructure exists on the property including haulage roads, electrical power lines and gas pipeline.

The current exploration program, which uses a conventional rotary drill rig, is targeted for the area immediately south of the historical work completed by Federal American Partners. The intent is to further define and extend the known roll-front. The program is scheduled for completion by the end of the summer.

In addition, Strathmore is pleased to announce that it has completed and SEDAR filed an independent National Instrument 43-101 Technical Report for the Jeep property.  The NI 43-101 report provides a Measured and Indicated mineral resource estimate totaling 483,395 lbs.U3O8 at an average grade of 0.08%.  An additional 168,000 lbs. have been classified as an Inferred mineral resource. Further details on the quantity and grade for each mineral resource category are summarized in the following table.

Measured

Cutoff	Tons	Ave. Grade (%)	Pounds	Ave. Thick.	GT
0.035% @ 2 ft	228,743	0.08%	377,594	5.6 ft	0.46

Indicated

Cutoff	Tons	Ave. Grade (%)	Pounds	Ave. Thick.	GT
0.035% @ 2 ft	87,893	0.06%	105,801	3.9 ft	0.23

Inferred

Cutoff	Tons	Ave. Grade (%)	Pounds	Ave. Thick.	GT
0.035% @ 2 ft	152,762	0.05%	168,003	3.0 ft	0.16

The technical report was prepared by Charles D. Snow, Certified Professional Geologist (CPG, Wyoming), who is a qualified person under National Instrument Policy 43-101.  Mr. Snow has over 40 years of uranium exploration and mine development experience (Utah International/Pathfinder) in the Gas Hills and Shirley Basin Uranium Districts, Wyoming, two of the largest producing uranium districts in the world during the last uranium cycle.

The new resource estimates are based on 376 exploration drill holes completed by previous mining companies. For the mineral resource estimates, polygons, which were centered on the drill holes, were constructed by using perpendicular bisectors halfway between adjacent drill holes (also called areas of equal influence [AOI]).  Uranium content was previously calculated from gamma-ray logs for each hole by converting counts per second to % eU3O8 (equivalent).  Thickness and grade of the mineralized intercepts were assigned to each polygon for determining tonnage, with an assumed tonnage factor of 16 cubic feet per ton.  A grade cutoff of 0.035% eU3O8 and a thickness cutoff of 2 feet were used to calculate the resource; selected for direct comparison to the historically generated estimates of Federal American Partners and because it is recognized that low grade deposits which lie within sandstone-hosting aquifers confined by shale are amenable to recovery by the in-situ recovery (ISR) process.  Historical drilling was conducted on a 200 foot by 200 foot grid, with significant offset drilling of 35 and 50 foot spacing along the mineralized trend.  The AOI of each polygon was limited by the position of adjoining drill holes or the maximum capped size of the measured (10,000 ft2), indicated (40,000 ft2) or inferred (160,000 ft2) resource category.

In the technical report, Mr. Snow writes:

"In the author’s opinion, there is excellent potential for discovery of additional uranium mineralization on the Jeep Property.  The mineralized trend is open on both ends, especially the southern extent, leaving considerable room to increase reserves from exploratory drilling.”  In addition, “The Jeep Property is considered a viable target for in-situ recovery of the uranium ore.  The ore is at depths of 280-320 feet, lying beneath the local water table and confined by bounding shale and mudstone.”

David Miller, President and COO for Strathmore commented that he is "very pleased that Mr. Snow has again completed a thorough 43-101 technical report for Strathmore.  Mr. Snow is one of the preeminent uranium geologists in the world, having worked extensively in the Gas Hills uranium district discovering and mining significant uranium deposits.  I am very pleased with the progress made by the Strathmore team at the Jeep project, and look forward to updating our shareholders on our exploration discoveries this summer.  I previously drilled on the property during the 1980s, having defined the southern limit of the ore body at that time.  The area to the south was never explored and it will be enjoyable to return to the property and continue exploring for additional ‘roll front’ uranium mineralization."

Terrence Osier, Senior Geologist coordinating the exploration from Strathmore’s Riverton office located 45 miles west commented that he is “excited to begin exploring the Jeep ore body. Jeep appears to have all the necessary parameters for successful in-situ uranium recovery. Also, the Gas Hills was the 2nd largest US uranium mining district during the last cycle and much uranium remains to be developed. We have aggressively acquired projects in the Gas Hills and our team looks forward to advancing our significant historically defined resources towards production, in addition to exploring for new deposits on our vast district-wide holdings.”

The 43-101 technical report for the Jeep property can be viewed in its entirety on the SEDAR website www.sedar.com and the Company's website www.strathmoreminerals.com.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under policy NI 43-101. It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability.

Yellowcake Mining Inc. (OTCBB:YCKM) is a Nevada based uranium exploration and development company and is committed to spending US$10 million over 6 years for a 60% interest in the Jeep Project.  Strathmore has retained the right to an 11% buyback.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

                                                                                           For Investor Relations:

 “David Miller”                                                            Bob Hemmerling/Craig Christy

__________________________                                            1-800-647-3303

David Miller, President and COO

info@strathmoreminerals.com

         www.strathmoreminerals.com

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

     July 26, 2007

Strathmore and Sumitomo Execute Joint Venture Agreement to Develop the Roca Honda Project

Strathmore Minerals Corp (“Strathmore”) is pleased to announce that it has completed a joint venture agreement to develop its Roca Honda project in New Mexico with Sumitomo Corp of Japan (“Sumitomo”).

On February 14, 2007 Strathmore announced it had granted to a Fortune Global 500 international diversified resource and industrial corporation the exclusive right to negotiate a joint venture agreement to develop its Roca Honda project.  Under the terms of a completed definitive agreement, subsidiaries of Strathmore and Sumitomo have formed a 60/40 limited liability company (LLC) to effect the joint venture, which is based on the following key terms:

•

Shortly after the effective date of the joint venture, which is expected to occur in late August, Sumitomo will pay an additional US$900,000 to Strathmore as part of its initial US$1,000,000 total cash payment to Strathmore for entering into the joint venture agreement, of which US$100,000 has already been paid pursuant to the previously announced Exclusivity Agreement,

•

The initial purpose of the joint venture will be to undertake and complete a bankable feasibility study to develop and mine Roca Honda, and Sumitomo will contribute 40% of the costs of such feasibility study,

•

Upon completion of the feasibility study, the parties will make a final investment decision regarding their participation in the development of the Roca Honda project and, if Sumitomo elects to participate in the development of the project, it will make a pre-determined additional lump sum contribution to Strathmore,

•

Following a positive investment decision by both parties, Strathmore and Sumitomo will pursue together through the joint venture the development and mining of uranium within and at the Roca Honda project,

•

Following Sumitomo’s positive investment decision, Sumitomo will fund more than $50 million (US) in development costs of the Roca Honda Mine.

•

Strathmore and Sumitomo will enter into a Sales and Marketing Agreement whereby Sumitomo will market U3O8 produced from the project, and

•

Sumitomo will have the right to enter into new projects that Strathmore undertakes as a joint venture partner in New Mexico.

For competitive reasons, certain terms of the agreement remain confidential.

Mr. Dev Randhawa, Chairman and CEO of Strathmore, commented “We are very pleased that Sumitomo recognized the quality and potential of such a project. The combination of an internationally recognized credible financial partner and our strong technical team provides the resources necessary to advance the Roca Honda project to production. We look forward to Sumitomo’s ongoing contribution and partnership.”

Through its worldwide network, the Sumitomo Corporation Group engages in diverse business activities. These include various domestic and overseas transactions and import and export of a wide range of goods and commodities, and also providing a wide range of services. Sumitomo has invested in metals, transportation and construction systems, machinery and electricity, media, electronics and network, chemicals, mineral resources and energy, consumer goods and services, materials and real estate, and finance and logistics.

The Grant's Mineral Belt in New Mexico yielded over 300 million pounds of historical cumulative uranium production, and was the largest producing uranium district in the world during the last uranium cycle. A National Instrument 43-101 compliant mineral resource report for the Roca Honda deposit reported a Measured and Indicated Resource total of 17,512,000 lbs. at an average grade of 0.23%, U3O8, in addition to an Inferred Resource of 15,832,000 lbs. at an average grade of 0.17% U3O8 (See press release, April 4, 2006). In November 2006, Strathmore finalized the purchase of lands for a potential mill site for production from Roca Honda and other conventional mining projects in the area (See press release, Nov. 20, 2006). During 2006, the Company began the permitting application process to advance this project towards production and these efforts are ongoing.  (The qualified person, independent of Strathmore, who prepared or supervised the preparation of the mineral resources referred to herein is David Fitch, and a complete copy of the Roca Honda Technical Report dated March 31, 2006, which discusses in detail the parameters of these mineral resources, is available on SEDAR at www.sedar.com.)

Strathmore Minerals Corp. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, Strathmore also has U.S. based development offices in Riverton, Wyoming and Santa Fe, New Mexico. Strathmore’s Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

 “Dev Randhawa”

Bob Hemmerling/Craig Christy

__________________________

1-800-647-3303

Dev Randhawa, Chairman and CEO

info@strathmoreminerals.com

www.strathmoreminerals.com